

POINTERTOP
2021 Report

Dear investors,

2021 was a pivotal year for WebToq since we (i) changed our name to better represent what we do, as well as making it easier to say and brand; (ii) upgraded our value proposition based on the feedback from clients to become a convenient and powerful Omnichannel solution, extending the use and availability of our cross-interactive platform to more digital channels, and therefor more client sales and service opportunities; (iii) successfully hired Alejandro Melendez to fill the key open position of Global Sales Director.

We currently have a growing book of eleven mostly pilot customers in auto, real estate, and professional services, so their acceptance of the product and ultimate purchase over the course of the next few months will be key to creating the momentum we expect into 2023.

We are excited to see the momentum Alejandro and his team
can build given the better branding, messaging, and client value by WebToq.

We need your help!

We are currently raising a $1.25M seed round via an accelerator called NewChip and are looking for investors to participate. Please help spread the word as we look to invest in the development of our omnichannel capabilities and look to launch our Internal Sales campaigns in Mexico, Canada, and the U.S., as well as accompanying PR and Digital Marketing strategies. We expect to see sales momentum begin to build in the second half of 2022 and appreciate any and all sales referrals in pushing this effort.

Sincerely,

Kurt Junge

Director

Rafael Saavedra

CTO

Andrea Junge

Director


Jason Junge
CEO

Our Mission

In 5 years, PointerTop's goal is to have 25,000 installed seats and reach over $30M in annual revenue. We believe our technology can drive vast improvements in customer and sales service and create a new relationship-driven web paradigm to the business world. These projections cannot be guaranteed.

See our full profile



How did we do this year?



Report Card

B+

The Good

We rebranded ourselves as WebToq, choosing a name that is clearer and more apt

We successfully raised funds with WeFunder and hired an External Sales Team in Mexico to launch our local sales campaign

We expanded the scope of WebToq to include Social Media communications for a much larger value proposition

The Bad

Our initial Sales Director hire was not successful, pushing back our sales campaigns by six months

Rebranding required restarting our digital marketing campaigns, setting back our internal sales campaigns by four months

We were forced to forego PR and advertising to focus on External Sales since our WeFunder raise was short of expectations

2021 At a Glance
January 1 to December 31



$46,470 +3%
Revenue



-$119,474
Net Loss



$460,384 +185%
Short Term Debt





$224,638
Raised in 2021

$14,648
Cash on Hand
As of 04/ 8/22

INCOME   BALANCE   NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

PointerTop's patented CrozTop web platform allows remote agents to sell and service customers directly through a company's website using voice and multimedia tools to mimic a face-to-face conversation.

In 5 years, PointerTop's goal is to have 25,000 installed seats and reach over $30M in annual revenue. We believe our technology can drive vast improvements in customer and sales service and create a new relationship-driven web paradigm to the business world. These projections cannot be guaranteed.

Milestones

PointerTop, Inc. was incorporated in the State of Delaware in November 2015.

Since then, we have:

- Innovative, patented tech that revolutionizes remote sales and support

- Founded by a team of MIT and Microsoft veterans and serial entrepreneurs

- Creating a new communications channel: "Cross-Interactive Websites"

- Working within a large $9B Serviceable Market for Cloud Contact Solutions (CCS)

- ...with explosive Pre-Covid growth pegged at 25% per year (for the CCS Market)

- ...and now experiencing intense flaring of interest in the CCS market, post-Covid

- Built with $0 outside funding to date

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2021, the Company had revenues of $46,470.47 compared to the year ended December 31, 2020, when the Company had revenues of $45,161.99. Our gross margin was 6.01% in fiscal year 2021, compared to 53.5% in 2020.

- *Assets.* As of December 31, 2021, the Company had total assets of $463,632.32, including $24,093.32 in cash. As of December 31, 2020, the Company had $247,045.87 in total assets, including $460.35 in cash.

- *Net Loss.* The Company has had net losses of $119,473.77 and net losses of $14,869.12 for the fiscal years ended December 31, 2021 and December 31, 2020, respectively.

- *Liabilities.* The Company's liabilities totaled $460,384.09 for the fiscal year ended December 31, 2021 and $161,814.78 for the fiscal year ended December 31, 2020.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $379,375 in debt and $100,000 in equity, plus $76,638 in SAFEs.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 9 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

PointerTop, Inc. cash in hand is $14,648, as of April 2022. Over the last three months, revenues have averaged $4,211/month, cost of goods sold has averaged $3,858/month, and operational expenses have averaged $14,904/month, for an average burn rate of $14,551 per month. Our intent is to be profitable in 24 months.

Company has received an invoice payable for $54,551 for Product Development, and has approved an additional $150,000 in loans to cover this and all other invoices over the course of the next 9 months.

We expect revenues to continue coming in at under $5k per month, COGS to be $3.9k, and expenses at $15k.

PointerTop is not profitable and is currently involved in raising a Seed Investment Round of $1.25M. We expect this round to last 18 months, at which time we expect to close one final investment round before reaching profitability.

PointerTop has approved receiving an additional $150k in loans from related parties to cover any and all invoices until that time it is able to raise its Seed Round of financing.

Any projections in the above narrative are forward-looking and not guaranteed.

Net Margin: -257%   Gross Margin: 6%   Return on Assets: -26%   Earnings per Share: -$0.16   Revenue per Employee: $11,618

Cash to Assets: 5%   Revenue to Receivables: ~   Debt Ratio: 99%

📄 PointerTopFinancialStatements0422.pdf   📄 PointerTopFinancialStatements1020.pdf

We  Our
34 Investors

Thank You For Believing In Us

Dr. Odysseas Kostas	David Macario	David Hudson	Charles L Young Jr	Craig J. Vom Lehn	Joseph Chulick	Maria Huber
Claudette Brewer	Tristan Kilian	Duke Duncan	James S Bednash	Kurt R. Junge	John Pereira	Jeffrey W Temple
Russell Blackburn	Odysseas Kostas	Luz Patricia Hernandez	Lourdes Hernandez	Christopher Escobedo	Andrea Junge	Narendra Gayam
Ridzuan Ahmad	Michael Gazda	John Cowan	Bacal Haider	Marcos Antonio Fekix Gar...	Kenny Stropka	Robert HECKLER
Joseph Costello	Patrick Enweronye	Yuliang Liu	Suchai Gumtrontip	Maria Eugenia Loret	Todd Taylor	

Thank You!
From the PointerTop Team



Jason Junge
CEO



Rafael Saavedra
CTO

Leading edge and visionary technologist having worked as CTO for a series of startups over the last 30 years, with multiple patents and successful exits under his belt.



Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Andrea Junge	President @ Telexa Inc	2017
Jason Junge	CEO @ PointerTop, Inc.	2015
Kurt Junge	Director @ Self	2016

Officers

OFFICER	TITLE	JOINED
Jason Junge	President CEO	2015
Rafael Saavedra	CTO	2016

Voting Power ⊘

HOLDER	SECURITIES HELD	VOTING POWER
Jason Junge	586 Common Stock	76.6%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
03/2016	$100,000	Common Stock	Regulation D, Rule 506(b)
12/2017	$65,000		Other
12/2018	$57,500		Other
10/2019	$36,000		Other
08/2020	$72,875		Other
01/2021	$148,000		Other
05/2021	$76,638		4(a)(6)

The use of proceeds is to fund general operations.

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
Telexa Inc ⊘	12/06/2017	$65,000	$86,515 ⊘	10.0%	12/05/2022	Yes
Telexa Inc ⊘	12/21/2018	$57,500	$69,575 ⊘	10.0%	12/21/2023	Yes
Telexa Inc ⊘	10/28/2019	$36,000	$39,600 ⊘	10.0%	10/28/2024	Yes
Telexa Inc ⊘	08/25/2020	$72,875	$75,061 ⊘	10.0%	08/25/2025	Yes
Telexa Inc ⊘	01/20/2021	$148,000	$152,800 ⊘	10.0%	01/19/2026	Yes

Related Party Transactions

None.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Preferred Stock	200,000	0	Yes
Common Stock	1,000,000	765,000	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	0

Risks

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Temporary Rule 201(z)(2) provides temporary relief from certain financial information requirements by allowing issuers to omit the financial statements required by Rule 201(t) in the initial Form C filed with the Commission. This offering has commenced in reliance of Temporary Rule 201(z)(2).

Rafael Saavedra is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

PointerTop has patented CrozTop's technology to help create a competitive barrier. As with all new patents, there is a risk that other companies can create similar, work-around solutions or that the patent is invalidated in court, and those competitors are able to capture critical market share before CrozTop is able to establish a significant client base.

PointerTop relies on key providers for the development and distribution of its products and services, namely Amazon Web Services and Global Gateway Technologies. The loss of those providers could adversely and severely affect operations in the short term.

As a new startup PointerTop runs the risk of not reaching profitability before its funds run out or subsequent investments are acquired.

As an innovative software company PointerTop runs the risk of being sued for patent-infringement by other, currently unknown companies in the development and distribution of its novel and proprietary software.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

CrozTop cross-interactive websites represent a new technology and a new way of consuming web information. There are no assurances that this new technology will prove popular among end-users or be adopted by corporate clients in the long run.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the shareholders may change the terms of the Articles of Incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;

- to an accredited investor;

- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

- unrelated third party valuations;

- the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;

- our results of operations, financial position and capital resources;

- current business conditions and projections;

- the marketability or lack thereof of the securities;

- the hiring of key personnel and the experience of our management;

- the introduction of new products;

- the risk inherent in the development and expansion of our products;

- the risk inherent in the development and expansion of our products;

- our stage of development and material risks related to our business;

- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;

- industry trends and competitive environment;

- trends in consumer spending, including consumer confidence;

- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and

- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

PointerTop, Inc.
- Delaware Corporation
- Organized November 2015
- 4 employees

15333 N Pima Rd
Ste 305
Scottsdale AZ 85260

https://www.pointertop.com

Business Description

Refer to the PointerTop profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

PointerTop has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

Delayed filing.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.